Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED Articles OF INCORPORATION

OF

ATRM Holdings, INC.

I, Daniel M. Koch, the President of ATRM Holdings, Inc., a Minnesota corporation (this “Corporation”), do hereby certify that the following resolutions were adopted by the directors and shareholders, pursuant to Minnesota Statutes, Chapter 302A:

RESOLVED, that Article VI, Section 6.1 of the Articles of Incorporation of this Corporation shall be amended in its entirety to read as follows:

Shares, Classes and Series Authorized. The aggregate number of shares which the Corporation shall have the authority to issue shall be ten million (10,000,000) shares, of which (i) seven million five hundred thousand (7,500,000) shares shall be Common Stock, par value $0.001 per share (the “Common Stock”), and (ii) two million five hundred thousand (2,500,000) shares shall be preferred stock, of which preferred shares three thousand (3,000) shares are designated as Series A Junior Participating Preferred Stock, par value $0.001 per share, and two million (2,000,000) shares are designated as 10.00% Series B Cumulative Preferred Stock, par value $0.001 per share. The common voting shares shall be of the same class and series with equal rights and preferences unless the Board of Directors shall establish one or more separate classes or series. The undesignated preferred shares shall be issued in such classes or series and shall have such voting rights and preferences or restrictions, including without limitation, rights, preferences and restrictions as to redemption, distributions and conversion, as the Board of Directors may establish.

Effective upon filing these Articles of Amendment with the Secretary of State of the State of Minnesota, a 4-for-1 forward stock split for each share of 10.00% Series B Cumulative Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), issued and outstanding as of the filing of these Articles of Amendment, shall automatically and without any action of the part of the holders thereof occur (the “Forward Stock Split”). Pursuant to the Forward Stock Split, each one (1) share of Series B Preferred Stock shall be reclassified and changed into four (4) shares of Series B Preferred Stock, having a par value of $0.001 per share and a stated value of $25.00 per share.

RESOLVED, that Article 12, Section 12.1(ix) of the Articles of Incorporation of this Corporation shall be amended in its entirety to read as follows:

(ix) “Expiration Date” means the earliest of (i) the close of business on December 5, 2020, (ii) the repeal of Section 382 of the Code or any successor statute if the Board of Directors determines that this Article 12 is no longer necessary or desirable for the preservation of Tax Benefits, (iii) the close of business on the first day of a taxable year of the Corporation as to which the Board of Directors determines that no Tax Benefits may be carried forward or (iv) such date as the Board of Directors shall fix in accordance with paragraph (l) of this Article 12.

IN WITNESS WHEREOF, the undersigned has executed this Amendment this 4th day of December, 2017.

ATRM Holdings, Inc.

By:	/s/ Daniel M. Koch
Name:	Daniel M. Koch
Title:	President